UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 15, 2020

Date of Report (Date of earliest event reported)

8i ENTERPRISES ACQUISITION CORP

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-38849	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 Eu Tong Sen Street #08-13 The Central Singapore	059817
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 67880388

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	JFK	The Nasdaq Stock Market LLC
Warrants	JFKKW	The Nasdaq Stock Market LLC
Units	JFKKU	The Nasdaq Stock Market LLC
Rights	JFKKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

IMPORTANT NOTICES

Forward looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending Business Combination by and among JFK, Singapore NewCo, BVI NewCo and Diginex and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, expected management and governance, the ability to close the Business Combination, and the expected timing of the transactions contemplated by the (i) merger agreement by and among Singapore NewCo, BVI NewCo and JFK, dated October 8, 2019, and (ii) share exchange agreement by and among JFK, Diginex, the stockholders of Diginex set forth therein (the “Sellers”), and Pelham Limited, as the representative of the Sellers (the “Representative”), dated July 9, 2019 (the “Share Exchange Agreement”), as amended by the amendment and joinder to the Share Exchange Agreement, dated October 8, 2019, by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Amendment,” and together with the Share Exchange Agreement, the “Amended Share Exchange Agreement”), as further amended by the second amendment to the Share Exchange Agreement, dated January 28, 2020 by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Second Amendment,” and together with the Amended Share Exchange Agreement, the “Second Amended Share Exchange Agreement”), as further amended by the third amendment to the Share Exchange Agreement, dated May 6, 2020 by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Third Amendment,” and together with the Second Amended Share Exchange Agreement, the “Third Amended Share Exchange Agreement”), and as further amended by the fourth amendment to the Share Exchange Agreement, dated June 24, 2020 by and among JFK, Singapore NewCo, BVI NewCo, the Sellers, Diginex and the Representative (the “Fourth Amendment,” and together with the Third Amended Share Exchange Agreement, the “Fourth Amended Share Exchange Agreement”). The words “expect,” “believe,” “estimate,” “intend,” “plan,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions to the Business Combination not being satisfied or waived on a timely basis or otherwise; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Fourth Amended Share Exchange Agreement; (iii) the risk that there may be a material adverse effect on the business, properties, assets, liabilities, results of operations or condition (financial or otherwise), of Diginex or its subsidiaries, taken as a whole; (iv) risks related to disruption of management time from ongoing business operations due to the proposed Business Combination; (v) the risk that any announcements relating to the proposed Business Combination could have adverse effects on the market price of JFK’s ordinary shares; (vi) risks related to the recent outbreak of the novel coronavirus (COVID-19) and its effects on the Business Combination; and (vii) other risks and uncertainties indicated from time to time in the Form F-4, including “Risk Factors” therein, and other factors identified in JFK’s and Singapore NewCo’s prior and future filings with the SEC, available at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and JFK, Singapore NewCo, Diginex, and their respective subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Item 5.07. Submission of Matters to a Vote of Security Holders

As previously reported, 8i Enterprises Acquisition Corp (the “Company”) has entered into a (i) Merger Agreement, dated October 8, 2019, with Diginex Limited, a Singapore public company limited by shares (formerly known as Digital Innovative Limited) (“Singapore NewCo”), and Digital Innovative Limited, a British Virgin Islands business company (“BVI NewCo”), and Plan of Merger to be entered into with BVI NewCo, whereby BVI NewCo will merge with and into the Company, with the Company being the surviving entity and a subsequent wholly-owned subsidiary of Singapore NewCo; and (ii) Share Exchange Agreement, dated July 9, 2019, with Diginex Limited, a Hong Kong company (“Diginex”), the shareholders of Diginex (“Sellers”), and Pelham Limited, a Hong Kong company as representative of the Sellers (“Representative”), as amended by the Amendment and Joinder to Share Exchange Agreement, Second Amendment to the Share Exchange Agreement, Third Amendment to the Share Exchange Agreement and Fourth Amendment to Share Exchange Agreement, dated October 8, 2019, January 28, 2020, May 6, 2020 and June 24, 2020, respectively, by and among, the Company, Diginex, the Sellers, the Representative, Singapore NewCo and BVI NewCo, whereby the Company will acquire all of the issued and outstanding ordinary shares of Diginex owned by Sellers in exchange for the issuance by Sellers of an aggregate of $25,000,000 Singapore NewCo Ordinary Shares (the “Share Exchange Agreement”).

On September 15, 2020 at 10:00 a.m., Eastern Time, via teleconference, the Company held a special meeting of its shareholders (the “Special Meeting”) at which the shareholders voted as set forth below on the following proposals, each of which is described in detail in the definitive proxy statement first mailed by the Company to its shareholders on or about February 28, 2020, and subsequently updated and mailed again on June 30, 2020.

As of February 20, 2020, the record date for the Special Meeting, there were 7,427,500 ordinary shares of the Company issued and outstanding. At the Special Meeting, there were 6,036,065 ordinary shares voted by proxy or in person. The final voting results for each matter submitted to a vote of the shareholders of the Company at the Special Meeting are included below.

Shareholders holding 3,423,625 ordinary shares of the Company elected to have their shares redeemed for cash.

Proposal 1. Reincorporation Merger Proposal.

Proposal 1, to adopt the Merger Agreement and thereby approve the transactions contemplated under the Merger Agreement and the Plan of Merger, was passed with voting results as follows:

For	Against	Abstain
5,862,104	173,561	400

Proposal 2. Share Exchange Agreement.

Proposal 2, to adopt the Share Exchange Agreement (as amended by the Amendment and Joinder to Share Exchange Agreement, Second Amendment to the Share Exchange Agreement, Third Amendment to the Share Exchange Agreement and Fourth Amendment to Share Exchange Agreement) and thereby approve the transactions contemplated under the Share Exchange Agreement, was passed with voting results as follows:

For	Against	Abstain
5,502,013	533,652	400

As a result of the voting at the Special Meeting, each of the proposals described above was approved by the Company’s shareholders.

Item 8.01. Other Events

On September 15, 2020, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1*	Press Release, dated September 15, 2020

*Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated September 15, 2020

8i ENTERPRISES ACQUISITION CORP

By:	/s/ James Tan
Name:	James Tan
Title:	Chief Executive Officer